AFA Multi-Manager Credit Fund

Amended and Restated Multiple Class Plan

This Amended and Restated Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board of Trustees”) of AFA Multi-Manager Credit Fund (the “Fund”) with respect to each class of shares of beneficial interests (“Shares”) of the Fund. The Plan has been adopted in compliance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has initially established two classes of Shares known as the “Investor Shares Class,” and “Institutional Shares Class.” Effective May 1, 2023, the “Investor Shares Class” is re-named the “Founder Shares Class.” Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. Each class of shares will have exclusive voting rights with respect to matters that exclusively affect such class and separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without the approval of holders of Shares of any class.

Founder Class Shares (formerly named Investor Class Shares)

Founder Class Shares are sold at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. Founder Class Shares are not subject to an annual distribution and/or service fee. Founder Class Shares are not subject to a sales load.

Institutional Class Shares

Institutional Class Shares are sold at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. Institutional Class Shares of the Fund are subject to an annual service fee in accordance with the then-effective plan (the “Service Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Institutional Shares. Holders of Institutional Class Shares have exclusive voting rights, if any, with respect to the Fund’s Service Plan adopted with respect to Institutional Class Shares. Institutional Class Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus. Institutional Class Shares are not subject to a sales load.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated to the respective share classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted:	December 1, 2021
Amended:	May 1, 2023